Exhibit 99.2

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1 – Name and Address of Corporation

Quantum eMotion Corp. (“Quantum” or the “Corporation”)

2300 Bd Alfred Nobel

Saint-Laurent, QC, H4S 2A4

Item 2 - Date of Material Change

April 2, 2026

Item 3 - News Release

A news release pertaining to the material change being the subject of the present report was disseminated through Newsfile Corp. on April 2, 2026 and filed on SEDAR+.

Item 4 – Summary of Material Change

On April 2, 2026, the Corporation closed its previously announced acquisition of 100% of the issued and outstanding shares of SKV Technology Inc. ("SKV"), a California-based cybersecurity company (the "Transaction"). As a result of the Transaction, Quantum has acquired the SecureKey™ platform, developed and commercialized by Jet Lab Technologies Inc. and held by SKV.

Item 5 - Full Description of Material Change

5.1 Full Description of Material Change

As a result of the Transaction, Quantum acquired 100% of the equity of SKV in consideration for milestone-based earn-out payments (the “Earn-Out Payments”) of up to $7,000,000. Quantum will also pay royalties of up to $15,000,000, subject to specified sales thresholds, on products incorporating the SecureKey™ technology for a term of up to five years.

Up to $5,500,000 of the Earn-Out Payments may be satisfied in cash, common shares of the Corporation (the “Consideration Shares”), or a combination thereof, with the remaining Earn-Out Payments payable in cash. Earn-Out Payments made in Consideration Shares, if any, shall be made based on a deemed issue price equal to the 10-day VWAP at the issuance date, subject to a minimum deemed issue price of $4,1905 per Consideration Share.

The Earn-Out Payments will be contingent upon the achievement of defined technical and integration milestones centered on the successful realization of the combined Sentry-Q + SecureKey™ full-stack quantum-resilient security architecture.

The Consideration Shares issuable under the Transaction will be subject to a statutory hold period of four months and one day in Canada in accordance with applicable securities laws and will be issued subject to an exemption from registration under the U.S. Securities Act of 1933, as amended.

Please see the Corporation’s news releases dated February 27, 2026 and April 2, 2026 for all details of the Transaction.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

None.

Item 8 - Executive Officer

Marc Rousseau, Chief Financial Officer
Tel: (514) 886-0045
Email: info@quantumemotion.com

Item 9 - Date of Report

April 16, 2026